March 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance,

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Abby Adams

Chris Edwards

Jenn Do

Kate Tillan

Re:	GX Acquisition Corp. Registration Statement on Form S-4 Filed January 25, 2021 File No. 333-252402

Ladies and Gentlemen:

On behalf of our client, GX Acquisition Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 22, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed with the Commission by the Company on January 25, 2021 (the “Registration Statement”). Concurrently with the filing of this letter, the Company has filed Amendment No. 1 (“Amendment No. 1”) to the Registration Statement through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 1. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

Risk Factors, page 41

1.	Please revise this section to relocate any generic risk factors you present to the end of the section, under the caption “General Risk Factors.” See Item 105(a) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has moved the general risk factors to pages 91 through 94 of Amendment No. 1 accordingly.

GX Acquisition Corp.

March 29, 2021

GX’s Board of Directors’ Reasons for the Approval of the Business Combination, page 119

2.	In the Financial Condition bullet on page 120, please describe in greater detail all material analyses the board relied upon in evaluating the financial aspects of the business combination, including the valuations and public company comparables mentioned in this bullet point. If there were any analyses that did not support the fairness of the transaction, please include appropriate disclosure. Please also include a description of the any financial analyses prepared by the Company’s financial advisors.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 118-119 of Amendment No. 1 accordingly.

Potential Actions to Secure GX’s Requisite Stockholder Approvals, page 122

3.	You describe potential purchases “in connection with the stockholder vote” and state that insiders would “not make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such shares.” First, tell us whether the insiders plan to approach these individuals prior to the shareholder vote and whether they would then be soliciting proxies. Clarify whether, if in possession of material non-public information, they would then disclose that information to the seller and consummate the purchase, and if so, tell us how they would prevent further dissemination of the material non-public information. Finally, add a risk factor that some public shareholders seeking redemption may receive higher compensation, in excess of the per share pro rata portion of the Trust Account, if they are solicited for these private transactions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 76, 77 and 232-233 of Amendment No. 1 to provide more information on the process for, and implications of, such potential purchases accordingly.

Conditions to Closing; Termination, page 139

4.	Please identify the closing conditions that are subject to waiver here and in the related risk factor on page 81.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 79 and 139 of Amendment No. 1 to identify the closing conditions that are not subject to waiver accordingly.

Proposal Nos. 2-5 – The Charter Proposals, page 152

5.	Revise this section to separate the discussions of Proposals 3 and 4 so that investors may understand the two differ and how they differ. In doing so, describe the contents of Articles V, VI and VII of the Proposed Charter so security holders can determine whether they believe those provisions warrant supermajority voting protection. Revise the discussion of Proposal 5 to more specifically explain what charter provisions related to GX’s status as a blank check company will no longer be relevant and why.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 150-152 of Amendment No. 1 accordingly.

Reasons for the Amendments to GX’s Existing Charter, page 153

GX Acquisition Corp.

March 29, 2021

6.	Please revise to state specifically whether you have any plans, proposals or arrangements, other than for the completion of the Business Combination, to issue any of the additional authorized shares of capital stock that would be available as a result of the proposed increase in the number of authorized shares. If there are any such plans, please describe them.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 151 of Amendment No. 1 accordingly.

Information About Celularity, page 166

7.	Revise the graphic on page 168 to delete the reference to placental based cells “allow[ing] for improved safety profile.” Below the graphic, you state Celularity’s cells offer greater “persistence, potency and acceptance.” Please remove all statements suggesting that your product candidates are safe or effective. Safety and efficacy determinations are solely within authority of the FDA. As your product candidates have not received approval, it is premature to state or suggest that they are safe or effective or have improved safety.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the graphic on page 167 and the disclosure on pages 7, 18, 26, 117, 165, 167, 170, 213 and 244 of Amendment No. 1 accordingly.

Product Candidate Pipeline and Development Strategy, page 174

8.	You disclose here that “Celularity licenses the CD19 receptor construct and associated CARs utilized in CyCART-19 from Sorrento, as discussed below in the section entitled “Collaboration and Licensing Agreements.” Please revise this section to clarify the rights reserved by Sorrento under the license agreement and explain Sorrento’s control, influence and role, which appears to be greater than what is disclosed in this section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 173, 185 and 216 of Amendment No. 1 accordingly.

GX Acquisition Corp.

March 29, 2021

9.	Revise the graphics throughout this section, particularly those on pages 178, 180-82 so that all the fonts are large enough to be legible.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the graphics on pages 178, 180-183 of Amendment No. 1 accordingly.

10.	Throughout this section, for each product candidate for which Celularity has not submitted an IND, balance any statements regarding timing of the start of Phase 1 or later studies with disclosure that there is no assurance the IND will be approved, will be approved on the time frame contemplated or that the studies will be permitted to being in the anticipated time frame.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 177, 183 and 184 of Amendment No. 1 accordingly.

11.	On page 182 you describe the planned Phase 2 trial as “pivotal.” Please clarify what you mean by pivotal in this instance. Additionally, we note in this section that the Phase 2 trial for CYNK-001 in AML patients is in the planning stages; however the pipeline tables elsewhere in the prospectus show that Phase 2 for this indication is more than 50% completed. Please reconcile.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 165, 180, 183 and 213 of Amendment No. 1 accordingly.

Licensing Agreements, page 184

12.	Revise the disclosure of the Celgene agreements to clarify what products they address, including the “certain programs” to which the milestone payments relate and otherwise clarify the material terms of the agreements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 169 and 217 of Amendment No. 1 accordingly.

13.	Please revise the discussion of the Sorrento license agreement to provide additional details including:

●	the products licensed under the agreement and an explanation of what technology is licensed to Celularity and what is retained by Sorrento;
●	each party’s rights and obligations under the agreement, including further information regarding Celularity’s obligations to develop and commercialize licensed products;
●	specify within ten percentage points the royalty rate, rather than a “low double digit percentage” royalty; and
●	the aggregate amounts paid to date under the agreement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 185-186 of Amendment No. 1 accordingly.

GX Acquisition Corp.

March 29, 2021

Manufacturing, page 184

14.	Clarify what manufacturing Celularity handles in house and what it contracts out to CMOs.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 184-185 of Amendment No. 1 accordingly.

Intellectual Property, page 185

15.	For each of Celularity’s patent families, please disclose the product candidates and technologies to which such patents relate, whether they are owned or licensed, the type of patent protection, the applicable jurisdictions and whether there are any contested proceedings or third-party claims. We also note patents related to your placental-derived ASCs have upcoming expiration dates in 2021. Please discuss whether you expect the expiration of these patents to have a material effect on your business.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 187 of Amendment No. 1 accordingly.

Certain Celularity Relationships and Related Party Transactions, page 226

16.	File the agreements disclosed in this section as exhibits as required by Item 601(b)(10)(ii) of Regulation S-K, or tell us why you believe they are not required to be filed.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has filed as exhibits to Amendment No. 1 that are “material contracts” for purposes of Item 601(b)(10)(ii) of Regulation S-K.

Under Item 601(b)(10)(ii) of Regulation S-K, if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance: (emphasis added)

(A) Any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties (emphasis added) other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price; or

(B) Any contract upon which the registrant’s business is substantially dependent (emphasis added), as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent (emphasis added).

GX Acquisition Corp.

March 29, 2021

The Company respectfully advises the Staff that a number of agreements are disclosed in the “Certain Celularity Relationships and Related Party Transactions” section of Amendment No. 1 given the time period required by Item 404 of Regulation S-K and stated dollar threshold, as well as the broader scope of Item 404’s disclosure requirements (e.g., Item 404(a)(2) covers contracts where the director may be a director of another entity that is party to an agreement). The Company further advises the Staff that many of these disclosed agreements of Celularity are no longer outstanding, may not be outstanding post-Business Combination (e.g., terminated in connection with the Business Combination), or are not (and are not expected to be) material contracts of the Company for purposes of Item 601 of Regulation S-K because they are immaterial in amount or significance. Even if material in terms of dollar amount or significance, no director or officer named in the Registration Statement is a party to such agreement, nor is Celularity “substantially dependent” on any such agreements. For this reason, the Company has not filed such agreements as Exhibits.

The Company’s analysis of the agreements disclosed in the “Certain Celularity Relationships and Related Party Transactions” section that are not filed as Exhibits to Amendment No. 1 is as follows:

Agreement	Analysis

Initial Dragasac Warrant issued May 2018

This warrant was exercised in full as of November 4, 2019 and is no longer outstanding. The Company respectfully advises the Staff that the New Dragasac Warrant (as amended), which was issued in January 2020 and may become an outstanding obligation of the Company post-Business Combination, is filed, along with the January 2021 amendment, as Exhibits 10.28 and 10.29 to Amendment No. 1.

Amended and Restated Investors’ Rights Agreement (“IRA”) – March 2020

As disclosed on page 225 of Amendment No. 1, the March 2020 IRA will be terminated as of the consummation of the Business Combination and will not become an agreement of the Company. The Company respectfully advises the Staff that the proposed form of Amended and Restated Registration Rights Agreement of the Company is filed as Exhibit 4.2 to Amendment No. 1.

Dragasac Letter Agreement

As disclosed on page 225 of Amendment No. 1 Statement, the Dragasac letter agreement will be terminated as of the consummation of the Business Combination and will not become an agreement of the Company.

Starr Letter Agreement	As disclosed on page 226 of Amendment No. 1, the Starr letter agreement will be terminated as of the consummation of the Business Combination and will not be an agreement of the Company.

GX Acquisition Corp.

March 29, 2021

TNK Contribution Agreement – June 2017

The description of the June 2017 TNK Contribution agreement is included solely to provide context to the later amendments that fall within the three-year look back of Item 404 of Regulation S-K.  As disclosed on page 226 of Amendment No. 1, the TNK agreements have terminated and will not become agreements of the Company.

Lung Biotechnology License Agreement – June 2017

The description of the June 2017 Lung Biotechnology license agreement is included solely to provide context to the later amendment that falls within the three-year look back of Item 404 of Regulation S-K. As disclosed on page 227 of Amendment No. 1, the license agreement has been terminated and will not become an agreement of the Company.

Further, the Company respectfully advises the Staff that the agreement was immaterial in amount and significance to Celularity, and Celularity was not substantially dependent on this terminated license agreement.

Genting Distribution Agreement – May 2018

The Company respectfully advises the Staff that distribution agreements of this type are of a kind that ordinarily accompanies the business of Celularity, and that the Genting distribution agreement is both immaterial in amount and significance to Celularity. Further, Celularity is not substantially dependent on the Genting distribution agreement (which, as disclosed on page 228 of Amendment No. 1, is for Celularity’s degenerative disease products (not its core cellular therapeutic candidates) in limited markets.

The Company further respectfully advises the Staff that neither Celularity’s significant stockholder, Dragasac Limited, nor current Celularity Board member, Lim Kok Thay, who is expected to become a director of the Company in connection with the Business Combination, is a party to the distribution agreement.

Dr. Pecora – Consulting Agreement

The Company respectfully advises the Staff that consulting agreements of this type are of a kind that ordinarily accompanies the business of Celularity, and it is both immaterial in both amount and significance to Celularity.  Further, Dr. Pecora will not be an executive officer, director or significant stockholder of the Company.

COTA, Inc. - Master Data License Agreement dated October 29, 2018	The Company respectfully advises the Staff that data licenses of this type are of a kind that ordinarily accompanies the business of Celularity, and it is both immaterial in both amount and significance to Celularity. Further, no one who is expected to be a director, executive officer or significant stockholder of the Company post-Business Combination is a party to the agreement, nor is Celularity substantially dependent on the agreement.

GX Acquisition Corp.

March 29, 2021

Cryoport Systems, Inc. - Master Services Agreement dated January 2019

The Company respectfully advises the Staff that services agreements of this type are of a kind that ordinarily accompanies the business of Celularity, and it is both immaterial in both amount and significance to Celularity. Further, no one who is expected to be a director, executive officer or significant stockholder of the Company post-Business Combination is a party to the agreement, nor is Celularity substantially dependent on the agreement.

CURA Foundation Grants

The Company respectfully advises the Staff that grants to non-profit foundations are of a kind that ordinarily accompanies the business of Celularity and are immaterial in both amount and significance to Celularity.

Family Employment Agreements	The Company respectfully advises the Staff that employment agreements of this type are of a kind that ordinarily accompanies the business of Celularity, and are immaterial in both amount and significance to Celularity. Moreover, neither Ms. Hariri nor Mr. Pecora will be an executive officer or director of the Company.

Celgene License and Contingent Value Rights Agreements, page 228

17.	Please specify the programs that are covered by the CVR Agreement and whether any payments under the agreement have been made to date.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 169 and 226-227 of Amendment No. 1, accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 283

18.	Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by the entities named in the table. Refer to Item 403 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 284 of Amendment No. 1. The Company further advises the Staff that it has been advised by each of Celgene Corporation, Human Longevity, Inc., Lung Biotechnology PBC, Starr International Investments, Ltd. and Sorrento Therapeutics, Inc. that there are no natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by them.

GX Acquisition Corp.

March 29, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please contact me at (212) 735-2535 should you require further information.

Very truly yours,

/s/ C. Michael Chitwood
C. Michael Chitwood

cc:	Michael Maselli, GX Acquisition Corp.